



08001822

Securities and Exchange Commission   *BY COURIER*
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

Dear Sirs: **SUPPL**

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached
please find copies of the following documents:

• Material Change Report amending the Press Release dated April 1, 2008 announcing Great-
West Lifeco subsidiary completes sale of its U.S. healthcare business.

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

PROCESSED

APR 2 1 2008
THOMSON
FINANCIAL

Connie Neilson
Senior Corporate Secretarial Specialist
Phone (204) 946-8795
Fax: (204) 946-4139

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

A member of the Power Financial Corporation group of companies.

N:\cm\Press Releases\Letters to U.S. Securities Commission - Press Releases-2 .doc

L509-01/02

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

Great-West Lifeco Inc.
100 Osborne Street North
Winnipeg, Manitoba
R3C 3A5

Item 2   Date of Material Change

April 1, 2008.

Item 3   News Release

A news release (a copy of which is attached as Schedule A) announcing the material change referred to in this report was issued on April 1, 2008 through the facilities of CNW Group Ltd.

Item 4   Summary of Material Change

On April 1, 2008, Great-West Lifeco Inc. announced that its U.S. subsidiary, Great-West Life & Annuity Insurance Company ("GWL&A"), had completed the sale of its health care business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. GWL&A has received gross consideration of US $1.5 billion in cash and is retaining an estimated US $750 million representing the amount of equity invested in the healthcare business at close.

Item 5   Full Description of Material Change

See news release attached as Schedule A.

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7   Omitted Information

Not applicable.

Item 8   Executive Officer

For further information, please contact Marlene Klassen, APR, Assistant Vice-President, Communication Services, Great-West Lifeco Inc., (204) 946-7705.

Item 9   Date of Report

April 1, 2008.

12200542.1



GREAT-WEST



TSX:GWO

Readers are referred to the cautionary note regarding Forward-Looking Information and Non-GAAP Financial Measures at the end of this release.

Great-West Lifeco subsidiary completes sale of its U.S. health care business
Lifeco's U.S. focus to be on its financial services business

Winnipeg, April 1, 2008 . . . Great-West Lifeco Inc. announced today that its U.S. subsidiary Great-West Life & Annuity Insurance Company, has completed the sale of its health care business, Great-West Healthcare, to a subsidiary of CIGNA Corporation. Great-West Life & Annuity has received gross consideration of US $1.5 billion in cash and is retaining an estimated US $750 million representing the amount of equity invested in the healthcare business at close.

Great-West Healthcare provides a variety of medical, dental, vision, life and disability coverage or other services to more than 4,000 employer groups and 1.9 million individuals across the United States.

"Great-West Lifeco has been pursuing a strategy to expand its financial services business in the United States, and this transaction – along with our acquisition in 2007 of Putnam Investments – is a major strategic step forward," said Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco. "Going forward in the U.S., Lifeco will focus on the financial services business, and in particular, asset accumulation, asset administration and fund management."

Great-West Life & Annuity Insurance Company, headquartered in metro Denver, serves its customers through a full range of retirement savings products and services, life insurance and annuities. It is an indirect, wholly owned subsidiary of Great-West Lifeco Inc. Great-West Life & Annuity Insurance Company is not licensed to do business in New York. Products are sold in New York by its subsidiary, First Great-West Life & Annuity Insurance Company, White Plains, N.Y.

Great-West Lifeco Inc. (TSX:GWO) is a financial services holding company with interests in the life insurance, health insurance, retirement savings, investment management and reinsurance businesses. The Corporation has operations in Canada, the United States, Europe and Asia through The Great-West Life Assurance Company, London Life Insurance Company, The Canada Life Assurance Company, Great-West Life & Annuity Insurance Company and Putnam Investments, LLC. Lifeco and its companies have more than $394 billion in assets under administration and are members of the Power Financial Corporation group of companies.

...../2

100 Osborne Street North, Winnipeg, MB Canada R3C 3A5
A member of the Power Financial Corporation group of companies.

Cautionary Note Regarding Forward-Looking Information
This release contains forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, including statements made in this release by the Company in regards to the expected benefits of the sale of Great-West Healthcare are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally, including the insurance and mutual fund industries. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive, and there may be other factors listed in other filings with securities regulators, including factors set out under "Risk Management and Control Practices" in the Company's Management Discussion and Analysis, which, along with other filings, is available for review at www.sedar.com. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

Cautionary note regarding Non-GAAP Financial Measures
This release contains some non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "earnings before restructuring charges", "adjusted net income", "earnings before adjustments", "premiums and deposits", "sales", and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

- end -

For more information contact:

Marlene Klassen, APR	Lisa Gigax
Assistant Vice-President	Director, Corporate Affairs
Communication Services	Great-West Life & Annuity
Great-West Lifeco Inc.	Insurance Company
(204) 946-7705	(303) 737-6290

END